# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BUTLER NATIONAL CORP, CIK 0000015847
CUSIP: 123720104
Title of class of securities: Common shares
Address of issuer's principal executive offices: ONE AERO PLAZA, NEW CENTURY, Kansas (KS), 66031
Date of event which requires filing of this statement: 01/08/2025
Amends the filing with accession number 0001332596-15-000009
Filed by CIK 0001332596
Persons authorized to receive notices and communications: Butler National, One Aero Plaza, New Century, Kansas (KS), 66031, 5139101967

## Reporting persons
- Daly Joseph Patrick (CIK 0001332596): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,116,500; shared voting power 0; sole dispositive power 4,116,500; shared dispositive power 0; aggregate amount beneficially owned 4,116,500 (6.1% of the class)
- EssigPR Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,250,000; shared voting power 0; sole dispositive power 4,250,000; shared dispositive power 0; aggregate amount beneficially owned 4,250,000 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares
Name of issuer: BUTLER NATIONAL CORP
Address of issuer's principal executive offices: ONE AERO PLAZA, NEW CENTURY, Kansas (KS), 66031

## Item 2. Identity and Background
Name of person filing: Joseph P. Daly
Residence or business address: 497 Circle Freeway, Cincinnati, OH 45246
Present principal occupation or employment: Owner, Essig Research Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Joseph P Daly $1,631,029

EssigPR, Inc. 1,962,473

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares for investment purposes.
The Reporting Persons are continuing to review the performance of their investment and their investment alternatives. As part of their ongoing review of their investment in the Shares, the Reporting Persons may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may explore other alternatives with respect to their investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentage of
Number Of Outstanding
Shares Held in the Name of Shares Security (1)

Joseph P Daly 4,116,500 6.09%

EssigPR Inc. 4,250,000(2) 6.29%
-------------------- ---------------

TOTAL 8,366,500 12.38%

(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 67,587,096 as of December 6, 2024, based on shares reported in the Issuer's 10-Q for the quarter ended October 31, 2024.

(2) Shares are held by EssigPR,Inc., a C corporation controlled by
Joseph P. Daly
Number of shares as to which each person has sole or shared power to vote or dispose:
Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares, as enumerated in paragraph (a).
Transactions in the class effected during the past sixty days:
No transactions not reported on Form 4 prior to the date of this Schedule
13D/A
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Daly Joseph Patrick: Joseph P Daly, Joseph P Daly (01/13/2025)
- EssigPR Inc.: Joseph P Daly, Joseph P Daly (01/13/2025)